FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC HOLDINGS PLC

5 August 2016
Notification of Transactions of Persons Discharging Managerial Responsibilities

On 4 August 2016 Samir Assaf sold 100,000 ordinary shares of US$0.50 at £5.1480.
The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
	First Name(s)	Last Name(s)
Name of natural person*	Samir	Assaf

OR
Legal Person*

2 - Reason for the notification
Position/status*		CEO Global Banking & Markets

Initial notification/amendment*		Initial Notification

In the case of amendment, please enter the previous notification reference number and explain the error that this notification is amending
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity*	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Description of the financial instrument, type of instrument*	Ordinary shares of US$0.50 each

Identification Code*	GB0005405286

Nature of the transaction*	Sale

Currency*	GBP

Price(s) and Volume(s)	Price	Volume
	5.15	100,000
Aggregated Information	Price	Volume	Total
	5.148	100,000	514,800.00
Date of Transaction	2016-08-04

Place of Transaction	London Stock Exchange, Main Market (XLON)

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                          Name: Ben J S Mathews

                                                                                                       Title: Group Company Secretary

                                                                                    Date: 05 August 2016